

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 21, 2017

By E-Mail

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, NY 10176

> **Re: Quantum Corporation**
> **Revised Preliminary Proxy Statement filed February 17, 2017**
> **Filed by VIEX Opportunities Fund, LP – Series One, et. al.**
> **File No. 001-13449**

Dear Mr. Davis:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

1.   We note your response to prior comment 3 as it related to your statement that the board has disclosed "disparate information…to certain members of the Board, implying a 'board-within-a-Board' information structure." Revise your disclosure to clarify that the basis for your disclosure are events that took place more than two years ago and were issues raised by another dissident security holder.

Reasons for the Solicitation

2.   We reissue prior comment 4. Revise your disclosure to clarify that you acceded to a request from the company to delay the annual meeting as part of broader agreements between you and the company.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions